

July 25, 2018

Tammy Romo
Executive Vice President and Chief Financial Officer
Southwest Airlines Co.
P.O Box 36611, HDQ 1EO
2702 Love Field Drive
Dallas, Texas 75235-1611

> **Re: Southwest Airlines Co.**
> **Form 10-Q for the quarterly period ended March 31, 2018**
> **Filed May 1, 2018**
> **File No. 001-07259**

Dear Ms. Romo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2018

Note 5: Revenue, page 19

1.   It appears you have elected the transition provision pursuant to ASC 606-10-65-1(f)(4) in regard to the aggregate effect of historical modifications to the co-branded credit card agreement with Chase Bank USA, N.A. In so doing, ASC 606-10-65-1(g)(2) states that to the extent reasonably possible a qualitative assessment of the estimated effect of applying this expedient is required to be disclosed, but this disclosure is not apparent. Please advise.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure